UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

On January 21, 2026, Jin Medical International Ltd. (Nasdaq: ZJYL) (the “Company”) published a press release entitled “Jin Medical International Ltd. Management Plans For Fireside Chat”, a copy of which is attached hereto as Exhibit 99.1.

The information in this Report of Foreign Private Issuer on Form 6-K, including the information in the press release furnished herein, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in the filings of the registrant under the Securities Act of 1933, as amended, except in the event that the Company expressly states that such information is to be considered filed under the Exchange Act or incorporates it by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: January 21, 2026	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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